UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SECURE AUTOMATED FILING ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

333-115549
(Commission File Number)

N/A
(IRS Employer Identification No.)

347 Evergreen Way, Point Roberts, Washington	98281
(Address of principal executive offices)	(Zip Code)

866-414-4144
(Registrant's telephone number, including area code)

SECURE AUTOMATED FILING ENTERPRISES INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GENERAL

This information statement is being mailed on or about March 4th 2005 to the holders of shares of common stock, par value $.00001 per share (the "Common Stock") of SECURE AUTOMATED FILING ENTERPRISES INC., a Nevada corporation (the "Company"). On March 3rd 2005, Daniel Hunter entered into an agreement to purchase the shares held by our sole officer and director, Mr. Rory O'Byrne. Daniel Hunter has purchased 1,020,000 shares of common stock from Mr. O'Byrne. Daniel Hunter now owns 34% of our common stock issued and outstanding. As a condition to the closing under the Purchase Agreement, the Company's sole director (the "Current Board") will appoint Daniel Hunter as Chief Executive Officer, Chief Financial Officer, and as a member of the Company's Board of Directors, and then tender his resignation from the Board, all appointments to be effective ten days after the delivery of this Information Statement. Following the effective date of the resignation of the member of the Current Board, Daniel Hunter will become the sole officer and director of the Company.

Daniel Hunter will not take office until at least ten days after this Information Statement is mailed to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The authorized capital stock of our company consists of 50,000,000 shares of common stock with a par value of $0.00001 per share, of which 3,000,000 shares of common stock are issued and outstanding and no shares of preferred stock are issued and outstanding as of the date of this information statement. We do not have any other capital stock authorized or issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of March 4th, 2005, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (1)
Daniel Hunter 47150 Greenhill Rd. Sardis, British Columbia, V2R 1B1, Canada	1,020,000	34%

(1) Based on 3,000,000 shares of common stock issued and outstanding as of March 4th, 2005. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

CHANGE IN CONTROL

On March 3rd 2005, Daniel Hunter entered into the Stock Purchase Agreement with Rory O'Byrne, pursuant to which Daniel Hunter acquired 1,020,000 shares (approximately 34% of the outstanding shares of Common Stock) for an aggregate purchase price of $50,000. The consideration for the acquisition was paid from the personal funds of Daniel Hunter. The purchase of the shares of Common Stock was consummated on March 3rd 2005 in a private transaction and thus Daniel Hunter may be considered to "control" the Company. As a condition to the closing under the Purchase Agreement, the Current Board will appoint Daniel Hunter as Chief Executive Officer, Chief Financial Officer, and to the Company's Board of Directors, and then the Current Board and officer will resign. The appointment of Daniel Hunter as an officer and to the Board and the resignation of the Current Board will be effective on March 15th, 2005, the tenth (10th) day following the mailing of this Information Statement.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us. We are not aware of any legal proceeding to which we are a party.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing under the Purchase Agreement, the Current Board will appoint Daniel Hunter as Chief Executive Officer, Chief Financial Officer, and to the Company's Board of Directors, and then the Current Board and officer will resign. The appointment of Daniel Hunter as an officer and to the Board and the resignation of the Current Board will be effective on March 15th, 2005, the tenth (10th) day following the mailing of this Information Statement.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Position Held with the Company	Age
Rory O'Byrne	Director, Chief Executive Officer, Chief Financial Officer	42
Daniel Hunter	Proposed Director, Chief Executive Officer, Chief Financial Officer	45

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Daniel W. Hunter

Mr. Hunter has an extensive securities industry background and since 1998 has been a director and CEO of Encore Clean Energy, Inc (OTCBB: ECLN). Encore is actively developing various devices in the renewable clean energy field. Mr. Hunter has been actively involved in all operations of Encore on a full time basis including investor relations, sourcing and evaluating technologies, liaison with inventors and all aspects of audit, finance and regulatory matters. In 1998 Mr. Hunter co-founded and became a director of Ignite Communications, Inc. a wholly owned subsidiary of Encore. Ignite is a full service advertising and e-direct agency based in Canada. Mr. Hunter's main responsibilities have been overseeing the financial and regulatory aspects as well as e-direct activities of Ignite.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders, until they resign or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

The Company currently does not have any significant employees.

Family Relationships

There are no family relationships among our directors or officers.

Board and Committee Meetings

The Board of Directors of the Company held no formal meetings during the year ended December 31, 2004. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and the By-laws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

For the year ended December 31, 2004 we had no standing committees of the Board of Directors.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

  Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

  Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

We currently do not have audit, nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of our directors, executive officers, future directors, 5% shareholders, or any members of the immediate families of the foregoing persons have been indebted to us during the last fiscal year or the current fiscal year in an amount exceeding $60,000.

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than noted in this section:

  Any of our directors or officers;

  Any person proposed as a nominee for election as a director;

  Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;

  Any of our promoters;

  Any relative or spouse of any of the foregoing persons who has the same house address as such person.

None of the current directors or officers of our company are related by blood or marriage.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. The following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during the most recent fiscal year:

Name and principal position	Number of late reports	Transactions not timely reported	Known failures to file a required form
Rory O'Byrne CEO, CFO, and Director	1	1	0

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Remuneration of Directors and Executive Officers

The following table sets forth the compensation paid to the Chief Executive Officer and other Executive Officers and key persons in total annual salary and bonus, for all services rendered in all capacities to the company, for the fiscal year ended December 31 2004:

Summary Compensation Table

Long Term Compensation
Annual Compensation			Awards		Payout
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award ($)	Securities Underlying Options/SAR (#)	LTIP Payouts ($)	All Other Compensation ($)
Rory O'Byrne President, CEO	2002 2003 2004	Nil Nil Nil	- - -	- - -	- - -	- - -	- - -	- - -
Brock Harris, Former Director	2002 2003 2004	Nil Nil Nil	- - -	- - -	- - -	- - -	- - -	- - -

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

The following table sets forth, for the Chief Executive Officer named in the Summary Compensation Table above, stock options exercised during fiscal 2004 and the fiscal year-end value of unexercised options:

Aggregated Options/SAR Exercises in Last Fiscal Year & FY-End Options/SAR Values
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options/SARs at FY-End (#) Exercisable/Unexercisable
	N/A	N/A	N/A	N/A

Long Term Incentive Plans - Awards in Last Fiscal Year

Not applicable

Repricing of Options/SAR's

Not applicable.

Stock Options/SAR Grants

There were no grants of stock options or stock appreciation rights made during the fiscal year ended December 31, 2004 to our executive officers and directors. There were a total of 0 stock options outstanding as at December 31, 2004.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Directors Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings and other than indicated below, we did not pay director's fees or other cash compensation for services rendered as a director in the year ended December 31, 2004.

Employment Contracts

We currently do not have any employment agreements with any of our directors, officers or any other persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BY ORDER OF THE BOARD OF DIRECTORS
SECURE AUTOMATED FILING ENTERPRISES INC.

/s/ Rory O'Byrne
Rory O'Bryne,
Chief Executive Officer, Chief Financial Officer, and Director

Date: March 4, 2005.